Chapman and Cutler LLP

320 South Canal Street, 27th Floor

Chicago, Illinois 60606

August 18, 2023

Via EDGAR Filing

Mr. Aaron Brodsky

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re: Guggenheim Defined Portfolios, Series 2341

Total Income Portfolio, Series 30

File Nos. 333-272588 and 811-03763

Dear Mr. Brodsky:

This letter responds to the comment given during a telephone conversation with our office regarding the registration statement on Form S-6 for Guggenheim Defined Portfolios, Series 2341, filed on June 12, 2023, with the Securities and Exchange Commission. The registration statement proposes to offer the Total Income Portfolio, Series 30 (the “trust”).

PROSPECTUS

Investment Summary — Principal Investment Strategy

1.       Please disclose the risks associated with the types of investments listed in the “Principal Investment Strategy” section.

Response:       The appropriate risk disclosures will be included in the final prospectus based upon the trust’s portfolio. In order to clarify what types of investments are principal investments of this trust, once the portfolio is selected, a sentence will be added stating the types of investments that represent a significant amount of the trust’s assets as of the date of deposit.

Investment Summary — Security Selection — Equity Securities Segment

2.       Please provide a definition for foreign securities and emerging markets.

Response:       In response to this comment, the following will be added to the end of the “Equity Securities Segment” section:

An international company is a company for which the primary market is outside the United States. An emerging market economy is the economy of a developing nation that is becoming more engaged with global markets as it grows. Emerging market economies have some, but not all, of the characteristics of a developed market.

Investment Summary — Principal Risks

3.       The eighth bullet mentions “the current period of historically low interest rates.” Please revise this statement.

Response:       In response to this comment, the phrase “the current period of historically low interest rates” will be replaced with “the current economic environment and the effect of potential government fiscal policy initiatives and resulting market reaction to those initiatives.”

Investment Summary — Investment Risks

4.       The risk disclosures relating to senior loans and floating-rate securities has disclosure relating to LIBOR. Please update the LIBOR disclosure.

Response:       In response to this comment, the last paragraph of the senior loan risk disclosure will be replaced with the following:

Certain senior loans in which an ETF may invest are subject to rates that are tied to an interest rate. Historically, many senior loans were tied to the London Interbank Offered Rate (“LIBOR”).  Since June 30, 2023, LIBOR settings have ceased to be published on a representative basis. Certain replacement rates have been identified and other replacement rates could be adopted by market participants. It is not possible to predict the effect of any replacement rates. Any potential effects of the transition away from LIBOR on certain instruments in which an ETF invests can be difficult to ascertain, and they may vary depending on factors that include, but are not limited to: (i) existing fallback or termination provisions in individual contracts and (ii) whether, how, and when industry participants develop and adopt new reference rates and fallbacks for both legacy and new products and instruments. Any effects of the transition away from LIBOR, as well as other unforeseen effects, could result in losses to an ETF holding senior loans.

Similar revisions will be made to the floating-rate securities risk disclosure.

We appreciate your prompt attention to this registration statement. If you have any questions or comments or would like to discuss our responses to your questions, please feel free to contact the undersigned at (312) 845-3484.

Very truly yours,

Chapman and Cutler LLP

By /s/ Morrison C. Warren

Morrison C. Warren